December 28, 2012

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Lynn Dicker

Dear Ms. Dicker:

Re:

Meridian Co., Ltd.

Form 20-F for the year ended December 31, 2011

Filed August 10, 2012

               File No. 000-32359

Followings are the answers in response to your comments letter dated December 13, 2012

Comment #1

SEC

Your response to prior comment 1 does not appear to provide all of the information requested in our comment. Please address the following :

● In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

Explanation by the Company

Meridian Co., Ltd, the controlling company (“the Company”) received consulting service with regard to introduction of internal control over financial reporting from accounting firm in early 2009. The Company’s internal control system was designed based on COSO(Committee of Sponsoring Organizations) framework. With the progression of consulting service, the Company installed application software(package program) for the purpose of perform a test of validity of the internal control efficiently(this package program designates individual tester for each individual internal control activity and have them put their test results into the system so that the person in charge of the entire internal control can monitor the status of the Company’s internal control’s efficiency).

With the consulting service and the introduction of the software, the Company could implement internal control over financial reporting efficiently and all employees could share about the importance of internal control. As a result, the Company has achieved the strengthening of the internal control system.

The Company divides its enterprise business into 12 mega processes such as but not limited to sales activity and purchase activity and installed 268 internal control activities including internal control over financial reporting(Considering the frequency of transaction, the Company established 178 key control activities).

After the adoption of ICFR, the Company reviews and checks the system at the beginning of every year to determine if the current internal control activities are still valid given the change in the Company’s work process. Also the Company conducts the test on its internal control management’s efficiency at the end of every year from the entire Company’s perspective and reports its results to CFO and top management. The evaluation of the Company’s internal control system includes the review of written policies and procedures in connection with the preparation of financial statements in accordance with generally accepted accounting principles in Korea(“K-GAAP”) to provide reliable financial reporting and the review of US GAAP conversion procedures(As explained in last response, the Company closed its books following the K-GAAP and then converts the financial statements to US GAAP). The evaluation includes the adequacy of record maintenance in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and prevention or timely detection of unauthorized acquisition, use of disposition of the Company’s assets that could have a material effect on its financial statements. Accordingly, the Company modifies and revises to correct deficiencies as they are identified.

The Company and its subsidiary in consolidation have been in active business both in Korea and US until 2010 fiscal year. But currently the Company has been doing business only in Korea since it sold its US subsidiary in September 2011. For the fiscal year 2011, the controlling company conducted the overall examination on the appropriateness of its internal control over the entire operation and reported its result to CEO and top management.

Since the introduction and implementation of Company’s internal control system in 2009, the Company  designed and implemented similar internal control in overseas subsidiary with the same standard as applied to the controlling company modified to reflect operating nature of the U.S. Subsidiary. The U.S. Subsidiary’s system was modified to reflect resource constraints including number of personnel and revenue. US subsidiary’s total revenue was just 7.64 percent of that of the controlling company before U.S. Subsidiary was disposed. The controlling company had US subsidiary modify to include its internal control process in sales, collection, finance, taxes accounting activities.

SEC

● Please describe in greater detail the process you go through to convert your books and records from

Generally Accepted Accounting Principles in Korea to US. GAAP.

Explanation by the Company

The Company received consulting service from outside accounting firm about US GAAP conversion in 2002 when the Company had prepared for the list of OTC Bulletin Board. Since then, the Company has conducted US GAAP conversion as follows.

1st stage: Prepare Financial Statement in accordance with Korean GAAP (the “K-GAAP”) and check its financial statements presented fairly in accordance with K-GAAP

   (*)  The Company must prepare Financial Statement following K-GAAP for tax purpose.

2nd stage: Identify the accounting events (transactions) which there are difference between K-GAAP and US GAAP

  - Check the adjusting journal entries in previous fiscal year.

  - Identify any new type transactions which never occurred in previous fiscal year, any new standards, interpretations and amendments in US GAAP.

3rd stage: Prepare adjust journals

  - Adjust gain/loss effect due to the previous year’s GAAP difference to an retained earnings or deficit and adjust gain/loss effect due to the current year to the current profit/loss (reflected in opposite Asset/Liability account).

4th stage: Prepare consolidated conversion working sheet

5th stage: Prepare Statement of financial position, the statement of comprehensive Income, Statement of cash flow, Statement of changes in Shareholder’s Equity

6th stage: Prepare footnotes

  - Secure the perfection of footnotes using US GAAP disclosure checklist.

First and sixth stage jobs are usually performed by accounting manager and associate in Accounting Dept. and will be checked by accounting senior manager. From 2nd to 5th, all tasks are usually done by accounting senior manager.

Additionally, the Company has been receiving advice with regard to US GAAP conversion from advising accountant. The Company’s advising accountant is a member of the Korean Institute of Certified Public Accountants and has been receiving continuous education to maintain its member status and retains some experience of having performed US GAAP conversion of companies listed on NASDAQ and US GAAP conversion associated with Korean company’s initial going public on SEC.

Also, the Company’s accounting personnel is trained by the Company’s advising accountant about the work process of US GAAP conversion and its revision updates before they start to work on US GAAP conversion every year.

The Company’s personnel regularly monitors US GAAP revision bulletin that major big 4 in Korea issue regularly and performs monitoring to make sure it does not miss any revisions that could have an impact on the Company’s financial statements.

Comment #2

SEC

Further to the above, it appears that in response to our prior comment requesting information on the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures, you have indicated that an independent accounting firm audits the U.S. GAAP-based financial statements and the adjusting entries at the year-end. Please describe to us any other internal controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures. Further, explain to us why you believe it is appropriate to consider work performed by your independent registered public accounting firm as an internal control.

Explanation by the Company

The Company does not believe that work of independent registered public accounting firm is a part of internal control. In response to the previous SEC questions, the Company mentioned the independent registered public accounting to describe how US GAAP conversion is done.

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing the effectiveness of our internal control over financial reporting.

 Comment #3

SEC

Please explain to us your reference to “IFRS conversion” in your response to part (e) of prior comment 1.

Explanation by the Company

We mentioned "IFRS conversion" in our response wanting to explain our advising accountant’s competence, his ability to convert K-GAAP Financial Statement into IFRS standards, in particular, Korea introduced IFRS in 2011 for only listed companies and financial institutions. Although IFRS conversion is different from US

GAAP conversion, this is also converting one FS prepared by one country’s GAAP into the other one governed by other standard. We used this term in a context that we think our advising accountant has the expert knowledge on any FS conversion.

Sincerely,

/s/ In Beom park /s/

In Beom Park, President, CEO, Director

Meridian Co., Ltd.